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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
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                                SCHEDULE 13E-3
                               (AMENDMENT NO. 1)
                       RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

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                           RHONE-POULENC RORER INC.
                               (Name of Issuer)

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                           RHONE-POULENC RORER INC.
                               RP VEHICLE, INC.
                              RHONE-POULENC S.A.
                     (Name of Person(s) Filing Statement)

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                        Common Stock, Without Par Value
                        (Title of Class of Securities)

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                                  76242T 10 4
                     (CUSIP Number of Class of Securities)

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      Yves Brissy                                     Richard T. Collier
    Rhone-Poulenc S.A.                               Rhone-Poulenc Rorer Inc.
   25, quai Paul Doumer                                  500 Arcola Road
92408 Courbevoie Cedex, France                         Collegeville, PA 19426
    011-331-47-68-12-34                                  (610) 454-3862

 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
          and Communications on Behalf of Person(s) Filing Statement)
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                                With Copies to:
  Hubertus V. Sulkowski, Esq.                    Margaret L. Wolff, Esq.
      Shearman & Sterling              Skadden, Arps, Slate, Meagher & Flom LLP
 114, avenue des Champs-Elysees                     919 Third Avenue
      75008 Paris, France                          New York, NY 10022
      011-331-53-89-70-00                            (212) 735-3000

                          Creighton O'M. Condon, Esq.
                              Shearman & Sterling
                             599 Lexington Avenue
                              New York, New York
                                (212) 848-4000
   This statement is filed in connection with (check the appropriate box):

a.    / /    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.    / /    The filing of a registration statement under the Securities Act of 1933.
c.    /X/    A tender offer.
d.    / /    None of the above.

   Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]
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     This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule
13E-3 (this "Amendment")filed by (i) Rhone-Poulenc S.A., a societe anonyme organized under the laws of the Republic of France ("Purchaser"), (ii) RP Vehicle, Inc., a Pennsylvania corporation ("Merger Subsidiary") and (iii) Rhone-Poulenc Rorer Inc., a Pennsylvania corporation (the "Company") relates to the tender offer by Purchaser for all the issued and outstanding shares (the "Shares") of common stock, without par value, of the Company not already owned by Purchaser or any of its affiliates, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 22, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer").

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

Item 10 of the Schedule 13E-3 is hereby amended and supplemented as follows:

     The Offer expired as scheduled at 5:00 p.m., New York City time, on Wednesday, October 1, 1997. Based on a preliminary count, 46,273,472 Shares were tendered (of which 1,652,976 had been tendered pursuant to notices of guaranteed delivery) and accepted for payment, representing approximately 32.3% of the issued and outstanding Shares and approximately 95.9% of the issued and outstanding shares held by persons other than Purchaser. In addition to the Shares acquired pursuant to the Offer, Purchaser owns 95,084,020 Shares, representing approximately 66.3% of the issued and outstanding Shares. As a result, Purchaser owns approximately 98.6% of the issued and outstanding
Shares of the Company. Purchaser intends to cause the Merger of the Company with and into the Merger Subsidiary by the end of 1997. Purchaser owns a sufficient number of Shares to enable it to effect the Merger pursuant to a vote at a meeting of the Company's shareholders. As a result of the Merger, Purchaser will own 100% of the Company. Shares of the Company that were not tendered into the Offer will be cancelled and converted automatically into the right to receive $97.00 per share in cash, subject to dissenters rights. A press release issued by Purchaser on October 2, 1997 announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached as Exhibit (a)(17) to Amendment No. 4 to Purchaser's Tender Offer Statement on Schedule 14D-1, dated October 2, 1997, and is incorporated herein by reference.

ITEM 17. EXHIBITS

Item 17 of the Schedule 13E-3 is hereby amended by adding the following
Exhibit:


 (d)(10) Press Release issued by Purchaser on October 2, 1997 (incorporated by reference to Exhibit (a)(17) to Amendment No. 4 to Purchaser's Tender Offer Statement on Schedule 14D-1, dated October 2, 1997).

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      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 2, 1997

                           RHONE-POULENC S.A.

                           By: /s/ Patrick Langlois
                              ----------------------------------
                           Name: Patrick Langlois
                           Title: Chief Financial Officer

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       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 2, 1997

                           RP VEHICLE, INC.

                           By: /s/ Igor Landau
                              -----------------------------------
                           Name:  Igor Landau
                           Title: President

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       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 2, 1997

                           RHONE-POULENC RORER INC.

                           By: /s/ Michel de Rosen
                              -----------------------------------
                           Name:  Michel de Rosen
                           Title: Chairman and Chief Executive Officer

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                                 EXHIBIT INDEX


Exhibit No.                        Description
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 (d)(10)       Press Release issued by Purchaser on October 2, 1997
               (incorporated by reference to Exhibit (a)(17) to Amendment No. 4 to Purchaser's Tender Offer Statement on Schedule 14D-1, dated October 2, 1997).